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AMENDMENT NO. 3 TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Main Street Trust, Inc.
(Name of Subject Company (Issuer))

Main Street Trust, Inc.
(Name of Filing Person, the Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

560362105
(CUSIP Number of Class of Securities)

Van A. Dukeman
President and Chief Executive Officer
Main Street Trust, Inc.
100 West University Avenue
Champaign, Illinois 61820
(217) 351-6500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with a copy to:
 John E. Freechack, Esq.
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee:
$27,600,000	$2,539.20

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,200,000 shares of common stock of Main Street Trust, Inc. at the tender offer purchase price of $23.00 per share in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,539.20	Form or Registration Number: Schedule TO
Filing Party: Main Street Trust, Inc.	Date Filed: April 23, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

        This Amendment No. 3, constituting the final amendment (this "Amendment"), amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 23, 2002, as amended (the "Schedule TO") by Main Street Trust, Inc., an Illinois corporation. The Schedule TO relates to the issuer tender offer of Main Street Trust to purchase up to 1,200,000 shares of its common stock, $0.01 par value per share, at a price of $23.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 23, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

        Reference is hereby made to the press release dated June 10, 2002, which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

        The response to Item 8 is amended and supplemented by the addition to the following:

        At 5:00 p.m. Central Standard Time, on Friday, June 10, 2002, the offer expired. Based on preliminary information provided by the depositary, 857,442 shares were validly tendered and not withdrawn pursuant to the Offer, which together represent approximately 7.6% of the outstanding shares. Main Street Trust has accepted for payment all such shares at the purchase price of $23.00 per share, net to the seller in cash.

Item 12. Exhibits

        The response to Item 12 is amended to add the following exhibit:

  (a)(11)    Press Release issued by Main Street Trust dated June 10, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2002
Main Street Trust, Inc.
	by:	/s/ VAN A. DUKEMAN Van A. Dukeman Chief Executive Officer

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  Item 8. Interest in Securities of the Subject Company
  Item 12. Exhibits
SIGNATURE